June 6, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:        Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Post-Effective Amendment No. 63

Dear Ms. Dubey:

Thank you for your telephonic comments on May 10 and May 13, 2013 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on March 27, 2013. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on June 10, 2013.

Comment 1.    Cover letter. The Staff notes that you state you have omitted certain financial information from the filing. Please confirm your intention to make a subsequent filing to complete all requirements.

Response 1.    Confirmed.

Comment 2.    Page 1, Investment Objective. Please include language in your investment objective that references “low volatility” so that the objective ties back to the fund’s name.

Response 2.    We have revised the disclosure as requested.

Comment 3.    Page 1, Fees and Expenses. Please remove the phrase “as well as eligibility requirements for each share class” from the introductory paragraph. This disclosure is not required, and therefore not permitted, in the summary section of the prospectus.

Response 3.    We have revised the disclosure as requested.

Comment 4.    Page 1, Fees and Expenses, footnote (a). Please more clearly delineate the circumstances under which an investor would be required to pay the CDSC on Class A Shares.

Response 4.    We have revised the disclosure as requested.

Comment 5.    Page 1, Fees and Expenses, footnote (d). Please confirm that the bracketed date will be at least one year from the date of the final prospectus.

Response 5.    Confirmed.

Comment 6.    Page 1, Fees and Expenses, footnote (d). Please add disclosure stating who can terminate the expenses reimbursement arrangements and under what circumstances. (Instruction 3(e) to Item 3 of Form N-1A)

Response 6.    The disclosure currently states “Following the contractual period, the adviser may discontinue these expenses reimbursement arrangements at any time.” Since Board approval is not required and there is no set time limit or expense level that must be achieved prior to the adviser deciding to remove an expense limit, we believe this statement to be compliant with the referenced instruction. We have not made any revisions in response to this comment.

Comment 7.    Page 2, Portfolio Turnover. Please remove the phrase “shares of exchange-traded funds (“ETFs”) or.” This disclosure is not required, and therefore not permitted, in the summary section of the prospectus.

Response 7.    We have revised the disclosure as requested.

Comment 8.    Page 2, Principal Investment Strategies, second and third paragraphs. Using plain English, please revise to describe how writing and buying call options reduces volatility.

Response 8.    We have revised the disclosure as requested. (Please note that the Item 9 disclosure on page 6 will be similarly revised.)

Comment 9.    Page 2, Principal Investment Strategies, fourth paragraph. Please provide a definition of “equity” that would include ETFs so as to satisfy the 80% name rule test.

Response 9.    We have revised the disclosure as requested. (Please note that the Item 9 disclosure will be similarly revised.)

Comment 10.    Page 2, Principal Investment Strategies, fourth paragraph. Please revise to state that the fund will invest at least 80% of its “net” assets in the referenced securities.

Response 10.    We have revised the disclosure as requested. (Please note that the Item 9 disclosure on page 6 will be similarly revised.)

Comment 11.    Page 2, Principal Risks. Please confirm that the principal risks of any underlying ETFs are covered in this section.

Response 11.    Confirmed.

Comment 12.    Page 2, Principal Risks. Please add “equity index investment risk.”

Response 12.    We have revised our definition of equity securities to include ETFs, and have removed the reference to “equity index investments;” therefore, we have not added the requested disclosure.

Comment 13.    Page 2, Principal Risks. Please add a risk describing “low volatility strategy risk,” noting that use of this strategy may not lower volatility.

Response 13.    We have added the requested disclosure.

Comment 14.    Page 6, Principal Investment Strategies. Disclose, if applicable, the fund’s temporary defensive strategy.

Response 14.    We have added the requested disclosure.

Comment 15.    Page 7, More Information About Risks Related to Principal Investment Strategies. Please add “equity index investments” and “low volatility strategy” risks.

Response 15.    We have added the requested disclosure for “low volatility strategy” risk. As noted in Response 12, since we have removed the reference to “equity index investments” from our principal strategies, we have not added risk disclosure for such strategy.

Comment 16.    Page 11, Portfolio Management. Please add the required disclosure referencing the availability of certain additional information about the portfolio managers in the SAI.

Response 16.    We have added the requested disclosure.

Comment 17.    Page 14, What are the classes and how do they differ? Please add disclosure describing the amount of any Rule 12b-1 fees.

Response 17.    We have added the requested disclosure.

Comment 18.    Page 17, Class A Sales Charges and Waivers. Please move the disclosure describing the Class A CDSC to a section with its own subheading (similar to Deferred Sales Charge – Class C Shares” on following page).

Response 18.    We have revised the disclosure as requested.

Comment 19.    Page 17, Class A Sales Charges and Waivers. Please describe to what types of accounts each of these reduced/waived sales charge categories applies. (Instruction 1 to Item 12(a)(2) of Form N-1A)

Response 19.    We believe the disclosure as it currently appears to be compliant with the referenced instruction and have made no changes to the referenced disclosure.

Comment 20.    Page 18, Compensation to Dealers, fourth paragraph. Please clarify that the CDSC described applies only to redemptions on Class A Shares.

Response 20.    We have revised the disclosure as requested.

Comment 21.    Page 19, Compensation to Dealers. Please refer to Item 12(a)(5) and add disclosure as appropriate.

Response 21.    We have added the requested disclosure.

Comment 22.    Page 19, Step 1. Please remove references to Class B Shares as they are not offered by this fund.

Response 22.    As discussed during your call with Ann Flood, we plan to roll this fund into the Virtus Opportunities Trust multi-funds prospectus upon the fund’s effectiveness and it will not have a stand-alone statutory prospectus. Since other of the funds offered in the Virtus Opportunities Trust multi-funds prospectus do still offer Class B Shares, we have not removed the referenced disclosure.

Comment 23.    Page 21, How to Buy Shares, first paragraph under the table. Please revise the disclosure to indicate that “a purchase is effected based on the NAV “next” determined after receipt…”).

Response 23.    We have revised the disclosure as requested.

Comment 24.    Page 22, How to Sell Shares. Please remove references to Class B Shares and Class T Shares as they are not offered by this fund.

Response 24.    Please refer to Response 22.

Comment 25.    Page 22, Things You Should Know When Selling Shares. Please revise the first sentence to indicate that the statement applies to exchanges, as well as redemptions.

Response 25.    We have revised the disclosure as requested.

Comment 26.    Page 23, Selling Shares by Telephone, fourth paragraph. Please add disclosure indicating that during such times a shareholder would still be able to redeem using the other methods described. (Item 11(f)(1) of Form N-1A)

Response 26.    We have added the requested disclosure.

Comment 27.    Page 23, Annual Fee on Small Accounts. Please add this fee to the fee table.

Response 27.    Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” In our experience, this fee has applied only to a limited number of shareholders. Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We have not made any revisions in response to this comment.

Comment 28.    Back Cover Page. Please include a reference to the ability to “request other information about the Fund or make shareholder inquiries” and include an appropriate toll-free telephone number. (Item 1(b)(1) of Form N-1A)

Response 28.    We have added the requested disclosure.

Comment 29.    Part B Supplement, Explanatory Note. Please be advised that any financial statements intended to be incorporated by reference into the filing would need to be specifically incorporated by reference; the fact that the financial statements have been incorporated by reference into the SAI that was incorporated by reference is not sufficient. You also will need to file a new auditor’s consent.

Response 29.    Since a fully updated Statement of Additional Information will be filed in a subsequent 485B filing upon effectiveness of this new fund, no revisions are necessary in response to this comment. Further, we confirm that a new auditor’s consent will also be filed with the upcoming amendment.

Comment 30.    Part B Supplement, Reference to Page 44 Insert. Please revise inserted disclosure to include information regarding the subadvisory agreement and associated fee schedule.

Response 30.    We have added the requested disclosure.

Comment 31.    Part B Supplement, Reference to Page 50 Insert. Please provide Portfolio Manager Compensation disclosure with your comment response letter so that the Staff can review it.

Response 31.    As I mentioned on our call, since Rampart is an affiliate of the fund’s adviser, the disclosure appearing on Page 50 of the currently effective SAI would also apply to the portfolio managers of Rampart. In our subsequent amendment filing, we will so indicate and will insert the benchmark and/or peer group used for performance comparisons for this new fund.

Comment 32.    SAI Page 4, Investment Restrictions, first paragraph following (8)(b). As to the statement that the Funds of Funds will not look through to the securities held by any underlying exchange-traded funds (ETFs), please consider revising this policy since such holdings are publicly available for analysis for non-actively managed (index) ETFs.

Response 32.    Although non-actively managed ETFs’ holdings may be publicly available, we do not believe that such information is available in a format that would allow efficient analysis of the information. We have therefore not made any revisions in response to this comment.

Comment 33.    SAI Page 5, Investment Techniques and Risks. With respect to the statement that certain of the funds do not use these techniques directly, please update to include this new fund.

Response 33.    We have so updated the referenced disclosure.

Comment 34.    SAI Page 44, The Adviser. With respect to the table showing expense reimbursement arrangements, please describe in your response letter what happens at the expiration of the contractual period. Also, if expense limitations arrangements are not contractual for a period of at least one year following the date of the prospectus and/or SAI, they may not be shown.

Response 34.    Following expiration of the contractual period, the expense limitation arrangements would likely continue on a voluntary basis until such time as the adviser determines they are no longer necessary for the efficient operation of a particular fund. As for arrangements not being permitted to be shown if they are not contractual for at least one year, it is our understanding that this restriction applies only to the disclosure in the summary sections of the prospectus and that such arrangements may be described elsewhere in the prospectus and in the SAI. We have therefore made no revisions in response to this comment.

Comment 35.    SAI Page 49, Board of Trustees’ Consideration of Investment Advisory and Subadvisory Agreements. Please update the disclosure as we believe the information is outdated.

Response 35.    Since the referenced disclosure also appears in the fund’s statutory prospectus, we have removed it from the SAI.

Comment 36.    SAI Page 70, Dealer Concessions. Please update to include the schedule applicable to the new fund.

Response 36.    The fund will fall under the category of “Equity Funds,” and is therefore covered by the schedule appearing on page 71. We have therefore made no revisions in response to this comment.

Comment 37.    SAI Page 74, Trustees and Officers. Please update the “Number of Portfolios in Fund Complex Overseen by Trustee” column as appropriate to include the new fund.

Response 37.    We have so updated the referenced disclosure.

Comment 38.    Part C, Item 28 Exhibits. Please update to add the advisory, subadvisory and expense limitation agreements and file as appropriate. Also, please add and file the Code of Ethics for Rampart as subadviser to the new fund.

Response 38.    We have so updated the Part C exhibit list and will file the required exhibits with our subsequent amendment filing. Note that the Code of Ethics previously filed as Exhibit (p)2 also applies to Rampart, the subadviser to the new fund; we will update the description of the document to so indicate.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood

Jennifer Fromm